

Mail Stop 3561

December 11, 2015

Quinn P. Fanning
Chief Financial Officer
Tidewater Inc.
601 Poydras St., Suite 1500
New Orleans, Louisiana 70130

Re: Tidewater Inc.
Form 10-K for Fiscal Year Ended March 31, 2015
Filed on May 28, 2015
File No. 001-06311

Dear Mr. Fanning:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure